 Exhibit 99.1

First Mining Provides Update on its Springpole PFS,Environmental Permitting and Development Activities

VANCOUVER, BC / ACCESSWIRE / September 15, 2020 / First Mining Gold Corp. ("First Mining" or the "Company") (TSX:FF)(OTCQX:FFMGF)(FRANKFURT:FMG) is pleased to provide an update on the ongoing Pre-Feasibility Study ("PFS") on its Springpole Gold Project ("Springpole" or the "Project") located in northwestern Ontario, the federal and provincial environmental assessment processes and other ongoing or planned development and exploration activities.

"We are very optimistic and remain encouraged with the progress First Mining is making in advancing the Springpole gold deposit through PFS and through the environmental assessment processes" stated Dan Wilton, CEO of First Mining. "As we advance these critical de-risking steps for the Project, we are becoming increasingly aware of the value of the nine years of continuous environmental baseline data collection that we and our predecessors have completed at Springpole. We are very thankful for the dedication of our team and our partners to advance this important work in this uncertain environment. Our recent financing leaves First Mining in a very strong position to continue to move Springpole forward toward these critical de-risking milestones."

Pre-Feasibility Study Update

The PFS is being conducted by Ausenco Engineering Canada Inc. as Lead Consultant (see news release dated November 14, 2019). AGP Mining Consultants Inc. are acting as the overall QP and Mining Consultant, SRK Consulting (Canada) Inc. as the Resource Consultant, Knight Piesold Ltd. as the Tailings and Coffer Dam Consultant, Hemmera Envirotech Inc. and Wood PLC as Environmental Consultants, Nordmin Engineering Ltd. as the Power Infrastructure Consultant and Fracflow Consultants Inc. as the Geotechnical Consultant.

Throughout the PFS process, the Company has undertaken a number of key trade-off studies which are nearing completion. These studies have identified several important avenues to optimize the project scope, reduce the overall project footprint, mitigate environmental risks, and improve the economic robustness of the Project.

The October 2019 Preliminary Economic Assessment ("PEA") outlined a plan incorporating a design for a conventional tailings storage facility. A key trade-off study of the PFS assessed the feasibility of both thickened tailings and dry stack tailings solutions. Both were found to be viable solutions based on economic impacts, while significantly reducing the environmental risks and overall project footprint.

Mine plan optimization has been completed and is currently under review. Several iterations and varying combinations of pit shells, phasing, and haulage routes point to an opportunity for an improved mine plan from what was incorporated into the previous PEA. The optimization work has also demonstrated that there is more than enough suitable material that can be taken from the initial pre-strip and used for the full construction of the coffer dams.

The PFS metallurgical test program is also nearing completion. The process design in the PFS will incorporate conventional methods for recoveries but it is expected that further test programs during any subsequent feasibility study on Springpole will incorporate the study of potential value increases from the use of recent and significant industry advances in technology. Other key trade-off studies include the selection of a value-optimized processing rate/throughput for the mill and the selection of a safe and environmentally robust design and construction methodology for the coffer dams.

CAPEX and OPEX estimating are well underway with major equipment quotes being received for process, infrastructure, and mining. The PFS is on schedule for delivery in the first half of Q1 2021.

Environmental Assessment Update

Drilling to support the ongoing metallurgical, hydrogeological, and geotechnical programs has been completed, for a total of 5,700 metres ("m"). A 6,300 m condemnation drilling program has also recently commenced and is scheduled to be completed over the winter.

The Company's goal is to prepare a synchronized Environmental Impact Statement ("EIS") that meets the federal and provincial environmental assessment requirements. For the provincial process, there are two main stages, namely the development of the Terms of Reference ("ToR") and the development of the EA Report. First Mining submitted the ToR for Springpole to the Ministry of the Environment, Conservation and Parks ("MECP") on August 21, 2020, and it is available on the Company's website, www.firstmininggold.com.

First Mining recently engaged Wood PLC's Environment and Infrastructure Solutions group to support the preparation of the federal EIS and the provincial EA Report for the Project. Some recent examples of Wood's experience and success in this field include the permitting of several of the largest and most significant gold projects in Ontario, including Côté Gold, Rainy River Gold Mine, Detour Lake and Goliath.

Over the past year, the Company has made significant progress on collecting the data it needs to complete the EIS. This data collection exercise complements the nearly 10 years of continuous environmental baseline monitoring and study of the aquatic and terrestrial environment in the region of Springpole. Over the past year, the Company has initiated ARD/metal leaching testing of its tailings and waste rock, installed a climatic station, noise dosimeters and dust monitors, conducted biophysical baseline studies and, working with our Indigenous communities, initiated traditional knowledge and land use studies. Surface water quality monitoring has been well advanced and will continue as necessary to support the requirements for submission of the draft EIS in 2021.

Assessing Springpole's Ongoing Exploration Potential

The Company plans to undertake additional regional exploration at Springpole, initially focusing on its Satterly Lake property, which is located to the west of the Springpole deposit, and a small drill program of 4 to 6 drill holes is being planned for this area. This property has a favourable regional geological setting within the Birch-Uchi greenstone belt and proximity to the Swain Lake Deformation Zone. Exploration will focus on areas of anomalous gold mineralization along the contact and within the Green Camp porphyritic stock located in the northern part of the property, which has been previously identified by historical rock sampling, channel sampling and drilling. The gold mineralization in the northern part of the property is widespread with numerous mineralized zones. The most significant area to date is the Green Camp area, where the gold mineralization can be traced over a distance of 220 m x 75 m and to a vertical depth of 130 m, as defined by six historical drill holes. One historical drill hole (RB85-05) assayed 1.33 g/t Au over 132 m. The Green Camp is located approximately 12 kilometres southwest of the Springpole camp.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is ongoing with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. that is advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton

Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations

Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

www.firstmininggold.com

Note:

1. These numbers are from the independent technical report titled "Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada", dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and is available at www.sedar.com under First Mining's SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for completion of the trade-off studies that the Company has been undertaking as part of the Springpole PFS process and the optimization potential that may be identified as a result of these studies; (ii) timing for the completion of reviewing the mine plan optimization and the potential for the mine plan to be improved from what was in the Springpole PEA; (iii) timing for the completion of the PFS metallurgical test program and the results of such program; (iv) further metallurgical test programs during a feasibility study on Springpole incorporating the study of potential value increases from the use of recent and significant industry advances in technology; (v) the PFS for Springpole being completed by Q1 2021; (vi) timing for the completion of the condemnation drilling program at Springpole; (vii) submission of the draft EIS in 2021; (viii) the Company's plans to undertake additional regional exploration at Springpole by drilling 4 to 6 holes at the Company's Satterly Lake property and the results of any such drill program; (ix) the Company's focus on advancing its assets towards production; (x) Treasury Metals advancing construction on the Goliath-Goldlund gold project; and (xi) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SOURCE: First Mining Gold Corp.